

News Release
B2Gold Announces Early Warning Report Filed Pursuant to National Instrument 62-103

Vancouver, Canada, November 26, 2019 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("**B2Gold**" or the "**Company**") announces today that it acquired 17,618,667 common shares (the "**Debenture Shares**") of Calibre Mining Corp. ("**Calibre**") on November 22, 2019, pursuant to the terms of a convertible debenture (the "**Debenture**") issued by Calibre to B2Gold on October 15, 2019, as a portion of the purchase consideration for B2Gold's interest in El Limon and La Libertad mines, the Pavon Gold Project and additional mineral concessions in Nicaragua and all related facilities and equipment (the "**Transaction**").

Immediately prior to the acquisition of the Debenture Shares, B2Gold held 93,331,666 common shares of Calibre (the "**Calibre Shares**"), representing approximately 30.08% of the total issued and outstanding Calibre Shares. As a result of the issuance of the Debenture Shares, B2Gold now holds 110,950,333 Calibre Shares, approximately 33.83% of the issued and outstanding Calibre Shares (calculated as at November 22, 2019).

The Debenture Shares were acquired and are presently being held for investment purposes and such shares were acquired pursuant to the Transaction and upon the terms and conditions of the Debenture. In the future, B2Gold will evaluate its investment in Calibre from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease shareholdings as circumstances require through market transactions, private agreements or otherwise.

For further details of the Transaction, including the Debenture, please refer to the Management Information Circular of Calibre dated August 30, 2019, as supplemented on October 4, 2019, and available for viewing under Calibre's SEDAR profile at www.sedar.com.

B2Gold is incorporated under the laws of British Columbia and the Company's head office is located at Suite 3100, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1. Calibre's head office is located at Suite 413, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1. A copy of the Early Warning Report to which this news release relates can be obtained from the Company's Corporate Secretary (+1 604-681-8371) or under Calibre's SEDAR profile at www.sedar.com.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has three operating gold mines and numerous exploration and development projects in various countries including Mali, the Philippines, Namibia and Colombia.

ON BEHALF OF B2GOLD CORP.
"**Clive T. Johnson**"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean
Vice President, Investor Relations
+1 604-681-8371
imaclean@b2gold.com

Katie Bromley
Manager, Investor Relations & Public Relations
+1 604-681-8371
kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this News Release.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including statements regarding the intentions of the Company with respect to the Calibre Shares presently held by the Company, any future acquisitions or dispositions of Calibre Shares by the Company or its affiliates, and the factors which may affect any decisions to pursue any such acquisitions or dispositions. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including factors identified and described under the heading "Risk Factors" in B2Gold's most recent Annual Information Form and the Company's other filings with Canadian securities regulators and the United States Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company's forward-looking statements. There can be no assurance that such statements will prove to be accurate, and B2Gold's eventual interest in Calibre could differ materially from the intentions expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company's forward-looking statements reflect current expectations regarding future events and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.